

UNI
SECURITIES AND 08029499
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Fidelity Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 N. Classen Blvd.
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73106-6092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shirley Williams Chief Financial Officer 405-523-5397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

210 Park Avenue, Suite 2850 (Address) Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedule

December 31, 2007

(With Independent Auditors' Report Thereon)

OATH OR AFFIRMATION

I, David R. Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Fidelity Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Dorene Gallant Commission# 06010700 Exp. 11/02/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition December 31, 2007	2
Statement of Income Year ended December 31, 2007	3
Statement of Stockholder's Equity Year ended December 31, 2007	4
Statement of Cash Flows Year ended December 31, 2007	5
Notes to Financial Statements	6
Schedule	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	8



KPMG LLP
210 Park Avenue, Suite 2850
Oklahoma City, OK 73102-5683

Independent Auditors' Report

Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2007, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 13, 2008

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	854
Certificate of deposit, at cost, which approximates market		9,000
Accrued interest receivable		146
Commissions receivable		24,900
Total assets	$	34,900
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable - parent	$	19,000
Accounts payable - other		5,900
Total liabilities		24,900
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
		10,000
Total liabilities and stockholder's equity	$	34,900

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Income

Year ended December 31, 2007

Revenue:		
Commissions	$	1,335,956
Interest		396
		1,336,352
Expenses:		
Commissions		1,176,689
Regulatory fees and expenses		91,192
Management fee		67,180
Other operating expenses		1,291
		1,336,352
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Stockholder's Equity

Year ended December 31, 2007

	Common stock	Retained earnings	Total stockholder's equity
Balance, December 31, 2006	$ 10,000	—	10,000
Net income	—	—	—
Balance, December 31, 2007	$ 10,000	—	10,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in accrued interest receivable		166
Net cash provided by operating activities		166
Cash flows from investing activities:		
Proceeds from matured certificate of deposit		9,000
Purchase of certificate of deposit		(9,000)
Net cash provided by investing activities		—
Net increase in cash		166
Cash, beginning of year		688
Cash, end of year	$	854

See accompanying notes to financial statements.

(1) Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA.

Under terms of a contract with AFA, the Company sells variable annuity contracts issued by AFA to participants in the Funds. The Company does not hold funds or securities for, or owe funds or securities to, the Funds. AFA keeps certain books and records for the Company. AFA charges the Company for costs incurred. Such charges are equal to amounts earned by the Company for services rendered under the contract. AFA provides reimbursement to the Company for costs of the Company that are in excess of revenue.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Commissions

Commissions are recorded on a trade-date basis.

(c) Income Taxes

A provision for income taxes is not required because the Company's earned revenue equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in AFA's consolidated federal income tax return.

(d) Recently Adopted Accounting Pronouncements

The Company adopted the provisions of Financial Standards Accounting Board Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,* (FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax positions. At the adoption date of January 1, 2007, the Company had no material unrecognized tax positions. At December 31, 2007, the Company has no material unrecognized tax positions.

The Company recognizes interest accrued related to unrecognized tax positions in interest expense and penalties in operating expense. As of December 31, 2007, there is no accrued interest related to uncertain tax positions.

(Continued)

The tax years 2004 through 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2) Net Capital Requirements

The Company, as a registered broker and dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain sufficient net capital of an amount not less than $5,000. The Company has net capital of $9,755 as of December 31, 2007.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission is available at the Company's office and the regional office of the Securities and Exchange Commission in New Orleans, Louisiana.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2007.

(4) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the *Computation for Determining Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(5) Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. None of the actions are believed by management to involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by AFA.

Schedule

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Computation of net capital:		
Total stockholder's equity	$	10,000
Total stockholder's equity qualified for net capital	$	10,000
Total capital and allowable subordinated liabilities	$	10,000
Deductions:		
Nonallowable receivable		146
Other deductions (interest penalty)		99
Net capital		9,755
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	4,755
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	7,265
Computation of aggregate indebtedness:		
Total liabilities (from statement of financial condition)	$	24,900
Percentage of aggregate indebtedness to net capital		255%
Percentage of debt to debt-equity total		71%

There were no material differences between the computation of net capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-174A-5, Part IIA filing as of December 31, 2007.

END